Exhibit 99.11

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 15 June 2005 it purchased for cancellation 300,000 of its ordinary shares at a price of 323.0833 pence per ordinary share.